Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF SUNRISE NEW ENERGY CO., LTD.

FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 16, 2024

The undersigned shareholder of Sunrise New Energy Co., Ltd., a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the Notice of Extraordinary General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated August 20, 2024, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held at 10:00 a.m. Eastern Time, on September 16, 2024, at Room 703, West Zone, R&D Building, Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road, Zhangdian District, Zibo City, Shandong Province, China, with the ability given to shareholders to attend virtually at www.virtualshareholdermeeting.com/SDH2024SM, and to vote all shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

1.	to approve the share consolidation of the Company’s Ordinary Shares;

2.	to adopt an amended and restated memorandum and articles of association; and

3.	to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies.

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received not less than 48 hours before the scheduled commencement of the Meeting or any adjournment of the Meeting. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both shareholders should sign.

Please date, sign, and mail this proxy card back as soon as possible.

DETACH PROXY CARD HERE

Mark, sign, date and return this Proxy Card promptly using the enclosed envelope.

Votes must be indicated
(x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1:	It is resolved as an ordinary resolution that:	☐	☐	☐

1.	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

a.	the authorised, issued, and outstanding shares of the Company (each a Share, collectively, the Shares) be consolidated by consolidating:

i.	every 10 Class A Ordinary Shares with a par value of US$0.0001 each into one Class A Ordinary Share with a par value of US$0.001 each; and

ii.	every 10 Class B Ordinary Shares with a par value of US$0.0001 each into one Class B Ordinary Share with a par value of US$0.001 each,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;

b.	the authorised share capital of the Company be amended from US$500,000 divided into 3,500,000,000 Class A Ordinary Shares of par value US$0.0001 each and 1,500,000,000 Class B Ordinary Shares of par value US$0.0001 each, to US$500,000 divided into 350,000,000 Class A Ordinary Shares of par value US$0.001 each and 150,000,000 Class B Ordinary Shares of par value US$0.001 each (1.a and 1.b together, the “Share Consolidation”); and

c.	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share;

2.	the Effective Date must be a date within twelve months following the date of this ordinary resolution;

3.	the Board may only exercise its discretion to approve the Share Consolidation for the purpose of regaining compliance with Nasdaq Listing Rule 5550(a)(2) related to the minimum bid price per share of the Company’s Class A Ordinary Shares; and

4.	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation, if and when deemed advisable by the Board of Directors in its sole discretion subject to the conditions set out in this ordinary resolution.

	FOR	AGAINST	ABSTAIN
PROPOSAL NO. 2:

It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect typographical updates and the Share Consolidation.

	☐	☐	☐

	FOR	AGAINST	ABSTAIN
PROPOSAL NO. 3:

It is resolved, as an ordinary resolution that, the Meeting be adjourned to a later date or dates or sine die, if necessary, for reasons including but not limited to, permitting further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of one or more proposals at the Meeting.

	☐	☐	☐

This Proxy Card must be signed by the person registered in the register of members and received by the Company not less than 48 hours before the scheduled commencement of the extraordinary general meeting or any adjournment thereof. In the case of a shareholder that is not a natural person, this Proxy Card must be executed by a duly authorized officer or attorney of such entity.

Share Owner signs here	Co-Owner signs here

Date: